UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town, Wujin District,

Changzhou City, Jiangsu, China 213164.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 6, 2023, EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors listed on the signature pages thereto (the “Investors”), in connection with the offer and sale (the “Offering”) of an aggregate of 8,849,558 ordinary shares (“Ordinary Shares”) and accompanying warrants (the “Warrants”), with each of the Warrants accompanying one Ordinary Share, to purchase up to 8,849,558 Ordinary Shares, in a registered direct offering to certain institutional investors, pursuant to the Securities Purchase Agreement. The Securities Purchase Agreement was terminated by the Company and the Investors on September 11, 2023, pursuant to Termination Agreements between the Company and each of the Investors (the “Termination Agreements”), except for the sale of 351,433 pre-settlement Ordinary Shares sold to one of the Investors at a price of $1.13 per share, for a total purchase price of $397,119 (the “Pre-Settlement Shares”). The Company did not pay any expenses, in connection with the sale of the Pre-Settlement Shares and received proceeds of $397,119 in consideration for the sale of the Pre-Settlement Shares. Copies of the Termination Agreements are attached as Exhibit 10.2, Exhibit 10.3, and Exhibit 10.4 hereto, respectively. The sale of the Pre-Settlement Ordinary Shares was made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-263315) initially filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 and declared effective on November 30, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated September 11, 2023 and filed with the SEC on September 11, 2023.

The Company intends to use the net proceeds from the Offering for working capital and general business purposes.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Investors, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing description of the Securities Purchase Agreement and the Termination Agreements do not purport to be complete and each is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4.

The legal opinion of Maples and Calder relating to the legality of the issuance and sale of the Ordinary Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K. The legal opinion of DeHeng Law Offices (Shenzhen) regarding certain legal matters as to the laws of the People’s Republic of China is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On September 11, 2023, the Company issued a press release announcing the transaction described herein. A copy of that press release is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
5.1	Legal Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated September 6, 2023, by and between the Company and the purchasers listed on the signature pages thereto
10.2	EMPERY Termination Agreement
10.3	HEIGHTS Termination Agreement
10.4	SABBY Termination Agreement
23.1	Consent of Maples and Calder (contained in Exhibit 5.1)
23.2	Consent of DeHeng Law Offices (Shenzhen) (contained in Exhibit 99.1)
99.1	Legal Opinion of DeHeng Law Offices (Shenzhen)
99.2	Press Release issued by the Company on September 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EZGO Technologies Ltd.

Date: September 11, 2023	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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